

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 13, 2023

<u>Via U.S. Mail</u>

Elise Dalayna Greene
10730 Barker Cypress Road Suite C-1014
Cypress, Texas 77433

      Re: DBA Edge Trust
              File No. 811-23666

Dear Elise Dalayna Greene:

On May 19, 2021 you filed an amended Form N-8A notifying the Commission of your intention to register as an investment company under the Investment Company Act of 1940 ("1940 Act"). In that filing, you note that you are concurrently filing a registration statement pursuant to Section 8(b) of the 1940 Act but the registration statement was not included with the filing nor was it later filed.

As such, your current filing is materially deficient. Consequently, we believe you should either deregister the company or amend the filing to provide substantive and accurate responses to the Form N-8A item requirements. In that regard, we believe you should consult with a lawyer to assist you with the deregistration process or in complying with the requirements of Form N-8A.

As a result of these deficiencies, you should not deem yourself a "registered" investment company. We do not believe investors should rely on the documents you have filed with us for any investment purpose. It is our intention to post this letter.

If you have any questions, you may contact our office at (202) 551-6921.

Sincerely,

Disclosure Review and Accounting Office